Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 68719, Israel Tel: +972-3-6455151 Fax: +972-3-6474115

NEWS

RiT TECHNOLOGIES LAUNCHES PATCHVIEW XLIGHT MPO-MPO TRAY –
ADVANCED FIBER OPTIC MANAGED PATCH PANEL
FOR EVOLVING DATACENTER INFRASTRUCTURE

-- PatchView Xlight MPO-MPO Tray Enhances RiT’s Industry-Leading Line of Fiber Optic
Solutions for Managed Installations --

Tel Aviv, Israel – July 21, 2011 – RiT Technologies (NASDAQ: RITT), the leading provider of intelligent infrastructure solutions, today announced a major new addition to its industry-leading line of fiber optic solutions for managed installations: the PatchView™ Xlight™ MPO-MPO Tray. The new product helps datacenters prepare for migration to a next-generation 40G/100G network by using 12-fiber cabling systems and MPO Connectors.

The Xlight Fiber Optic product line addresses rising datacenter demand for higher optical port density and a rapid installation process, a trend which has developed in step with the datacenter increased use of MPO connections. Xlight is designed to bring the benefits of advanced fiber optic solutions to RiT’s proven intelligent infrastructure management (IIM) concept to state-of-the-art datacenters, including, among others, its Automated Provisioning Tool, Active I graphical interface and strong reporting engine.

“We are very excited to launch this important new product – another industry-first in line with our commitment to bring leading hardware and software products to the market,” commented Eran Ayzik, RiT’s President & CEO.

“Since the beginning of the year, we have been rolling out our unique line of managed Xlight fiber optic components, including an intelligent LC-MPO cassette, LC-LC cassette and others, and customer reaction has been encouraging. The Xlight product family enables us to address some of the latest trends in infrastructure installation, and to solve the difficult management challenges of today’s high-density, mission-critical datacenters.”

In designing recent Xlight products, RiT leveraged the Company’s industry-leading experience and multi-disciplinary know-how in the areas of IIM, fiber optic technologies and datacenter networking requirements. To support next-generation data rates, RiT’s fiber optic solutions are offered in Multi-Mode OM4 fibers to increase bandwidth and long distance channels, and Single-Mode fibers with low-water pick and bend insensitive capabilities.

Xlight MPO-MPO Tray allows installers to work with MPO cords, FOCIS 5D standard compliant comprising 12 fibers, is fully compatible with 40G and 100G IEEE 802.3 applications, and is comprised of MPO adapters in 1U of rack space (key-up to key-down).

When inserting RiT’s unique Xlight MPO-MPO Jumper into the Xlight MPO-MPO Tray port with PatchView capability, both optical and electrical connections are simultaneously made, allowing the RiT PatchView system to scan all the wiring center's fiber optic connections and report the connectivity results to the network administrator on-line and in real-time.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 68719, Israel Tel: +972-3-6455151 Fax: +972-3-6474115

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Ben Carmi
VP Product Management & Business Development
+972-3-766-4217
benc@rit.co.il